Attorneys at Law Suite 2800 1100 Peachtree Street Atlanta, Georgia 30309-4530 Telephone: 404.815.6500 Facsimile: 404.815.6555 Web site: www.kilstock.com
September 25, 2001	E-mail: jdavidson@kilpatrickstockton.com Direct Dial: 404.815.6483

Access Power, Inc.
10033 Sawgrass Drive West, Suite 1000
Pointe Vedra, Florida 32082

Re:	Access Power, Inc. Registration Statement on Form SB-2

Gentlemen:

At your request, we have examined the Registration Statement on Form SB-2 filed by Access Power, Inc., a Florida corporation (the "Company"), with the Securities and Exchange Commission with respect to the registration of 309,881,550 shares of common stock, $0.001 par value per share, of the Company (the "Common Stock") to be resold by certain of the Company’s shareholders to the public.

As your counsel, and in connection with the preparation of the Registration Statement, we have examined the originals or copies of such documents, corporate records, certificates of public officials and officers of the Company, and other instruments related to the authorization and issuance of the Common Stock as we deemed relevant or necessary for the opinions expressed herein. Based upon the foregoing, it is our opinion that the shares of Common Stock to be resold by certain shareholders of the Company to the public will be, upon sale and delivery in the manner and under the terms and conditions described in the Registration Statement, validly issued, fully paid, and non-assessable.

We hereby consent to the use of this opinion as an exhibit to the Registration Statement and further consent to the use of our name in the "Legal Matters" section of the Registration Statement, including the Prospectus constituting a part thereof, and any amendments thereto.

Very truly yours, KILPATRICK STOCKTON LLP By: /s/ Jan M. Davidson Jan M. Davidson Partner